UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Transamerica ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1801 California Street, Suite 5200, Denver, Colorado 80202

Telephone Number (including area code):

1-888-233-4339

Name and address of agent for service of process:

Tané T. Tyler, Esq., 1801 California Street, Suite 5200, Denver, Colorado 80202

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒  Yes    ☐  No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Denver, State of Colorado, on this 13th day of March, 2017.

Transamerica ETF Trust

By:	/s/ Marijn P. Smit
Marijn P. Smit Sole Initial Trustee and President

Attest:

/s/ Tané T. Tyler
Name: Tané T. Tyler Title: Vice President, Associate General Counsel, Chief Legal Officer and Secretary